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                                                                    Exhibit 99.2


                              SEPARATION AGREEMENT


         This Separation Agreement ("this Agreement") is made as of May 4, 2001 ("the Effective Date") by and between Lucent Technologies Inc. (hereinafter referred to as "the Company") and Deborah C. Hopkins (hereinafter referred to as "Employee").

         In consideration of the mutual promises and covenants hereinafter set forth, the parties agree as follows:

         1. Employee understands that her employment with the Company will end on the Effective Date. Employee has 15 accrued vacation days which, together with any unpaid salary through the Effective Date, will be paid to her promptly after the Applicable Time (as defined in Paragraph 18) has expired, less applicable withholdings as required by law. The Company will provide Employee with the same medical, dental, disability, life insurance, car allowance and financial counseling benefits (but not more than $30,000 in total for financial counseling services provided after the Effective Date) as are provided to actively employed senior officers of the Company for a period equal to the earlier of 24 months from the Effective Date or the date that Employee commences new full-time employment. For the period of time from October 1, 2000 through the Effective Date she will be paid a prorated fiscal year 2001 Lucent Award and Individual Award if but only if any senior officers of the Company who are then members of the Operating Committee receive such 2001 Awards; her 2001 Awards, if any, to be based on the same criteria and the same average percentage to her target as the Committee shall determine for such senior officers and to be paid in a lump sum at the same time, less applicable withholdings as required by law; provided, however, that, if the Compensation Committee of the Company's Board of Directors ("the Committee") has terminated the exercisability of Employee's stock options as provided in Paragraph 2(b) prior to the date of payment to her of such prorated 2001 Awards, then the Company shall have no obligation to pay any such Awards to her.

         2. (a) In exchange for the covenants and consideration given by Employee under this Agreement, the Company further agrees to pay Employee in a lump sum a payment of $3,300,000, less applicable withholdings as required by law. The payment will be made to her not later than June 11, 2001.

            (b) All stock options heretofore granted to Employee by the Company will vest on the Effective Date and




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                                                                               2


will be exercisable until the first anniversary of the Effective Date; provided, however, that the Committee can terminate the exercisability of such options if
(i) the Committee makes a good faith, reasonable determination (at a meeting at which Employee shall be permitted to attend and present her views) that Employee has violated the provisions of Paragraph 9 or (ii) if Employee, after receiving written notice from the Company that she has failed to reasonably cooperate with the Company's defense of pending or future litigation relating to events occurring before the Effective Date, does not correct, to the Committee's reasonable satisfaction (the Committee having considered the pending issues and Employee's then other scheduled commitments), such failure within five business days after receiving such notice. If the Committee should terminate the exercisability of Employee's options as provided above, it shall immediately give written notice thereof to Employee.

            (c) All non-vested Restricted Stock Units heretofore granted to Employee by the Company shall be canceled on the Effective Date, and the Company will pay Employee in a lump sum an amount equal to the total number of such Restricted Stock Units multiplied by the closing price of the Company's Common Stock on the New York Stock Exchange on the Effective Date. The Company will also purchase from Employee at the same price the 14,936 shares of the Company's Common Stock received by her with respect to already vested Restricted Stock Units, against receipt by the Company of the stock certificate for such shares endorsed in blank by Employee. The payments, less applicable withholdings as required by law in connection with the payment for the cancelled Restricted Stock Units, will be made to her not later than June 11, 2001.

         3. Payments set forth in Paragraphs 1 and 2 will be paid notwithstanding the death of Employee, except for the benefits covered by the third sentence of Paragraph 1 which shall terminate in the event of her death.

         4. The Company agrees to reimburse Employee for, or to pay directly, her reasonable legal fees and expenses relating to the preparation and execution of this Agreement.

         5. Employee agrees that the terms of this Agreement are confidential to the extent they reflect terms not previously or hereafter filed with the Securities and Exchange Commission, and she further agrees never to




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                                                                               3


disclose such terms to any present or former Company employees or representatives, or any third parties, except as required by law or lawful court order. This prohibition does not preclude disclosure to Employee's immediate family, attorneys, accountants, financial or tax advisors, or any governmental taxing authority, or any potential employer (which disclosure is expressly limited to the provisions of Paragraphs 6 and 8). Employee agrees to advise these individuals of the confidential nature of this Agreement and the facts giving rise to it as well as their obligations to maintain the confidentiality of this Agreement or the facts giving rise to it. In any event, if disclosure is sought by way of a request or demand for a judicial order, Employee shall give the Company prompt written notice thereof, and the Company may resist by all legitimate means any attempt, of any kind whatsoever, to compel disclosure or otherwise breach the confidentiality of the existence or terms of this Agreement or the amount to be paid hereunder. Employee affirms that as of the date she executes this Agreement she has not disclosed the nature or the terms of this Agreement, except as heretofore described.

         6. Employee agrees that she shall not, without the written consent of the Senior Vice President - Human Resources of the Company, (i) within six months after the Effective Date become an employee, director or consultant of any of 11 competitors of the Company identified in a letter provided by the Company to Employee pursuant to the letter between the parties dated April 21, 2000, or (ii) within 12 months after the Effective Date solicit or induce employees of the Company at an officer, executive or director level to leave the employment of the Company. If at any time within such period Employee violates any provision of this Paragraph 6, any amounts remaining unpaid under the terms of this Agreement as well as any benefits provided for in the Agreement (other than those from tax qualified retirement or welfare plans), if any, shall be immediately forfeited, and any amounts already paid in accordance herewith, except $1,000, shall, at the sole discretion of the Company, be required to be repaid by Employee to the Company within 10 business days of the Company's request in writing therefor. In any such case, except for the provisions of Paragraphs 2 and 6, all other provisions contained in this Agreement shall remain in full effect. Any provisions relating to non-competition or non-solicitation which may appear in any other agreement, document or plan applicable to Employee shall not be applicable.




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                                                                               4


         7. In accordance with her existing and continuing obligations to the Company, Employee agrees to return to the Company, on or before the Applicable Time, all Company property or copies thereof, including, but not limited to, files, records, computer access codes, computer programs, instruction manuals, documents, business plans and other property which she received or prepared or helped to prepare in connection with her employment with the Company, and to assign to the Company all right, title and interest in such property, and any other inventions, discoveries or works of authorship created by Employee during the course of her employment; provided, however, that Employee may retain all home office equipment and home security devices currently in her possession and her rolodex or similar phone directories. Employee agrees to provide the Company with a description of home office equipment (i.e., make and model) and serial numbers within ten calendar days of the Applicable Time. The Company will require purging of all Company information residing on such equipment. All Company-provided remote access and internet access accounts or services will be terminated effective immediately.

         8. Employee affirms her obligation to keep all proprietary Company information confidential and not to disclose it to any third party in the future except as required by a lawful court order. As used in this Agreement, the term "Proprietary Company Information" includes, but is not necessarily limited to, technical, marketing, business, financial or other information which constitutes trade secret information or information not available to competitors of the Company, the use or disclosure of which might reasonably be construed to be contrary to the interests of the Company.

         9. Until the second anniversary of the Effective Date, Employee agrees that neither she nor any person authorized by her to act on her behalf shall, directly or indirectly, intentionally defame or disparage the Company or any director or officer of the Company to the media or in a public forum or, with the intent to damage the Company or any director or officer of the Company, otherwise. During the two years after the termination date, neither the Company (acting in a formal capacity through an authorized representative) nor any officer or director of the Company shall, directly or indirectly, intentionally defame or




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                                                                               5


disparage the Employee to the media or in a public forum or, with the intent to damage the Employee, otherwise.


         10. Employee understands and agrees that a material violation of Paragraph 8, relating to the use or disclosure of Proprietary Company Information, prior to the second anniversary of the Effective Date will be considered a material breach of this Agreement, for which Employee will forfeit any moneys not already paid under this Agreement and/or be obligated to return immediately all moneys which have already been paid under this Agreement - except $1,000. The provisions of this Paragraph 10 in no way limit the Company's right to also commence an action for damages and/or pursue other legal or equitable remedies in the event Employee breaches any provision of this Agreement. In the event that the Company takes such action, all of Employee's other obligations under this Agreement shall remain in full force and effect.

         11. In consideration of the payments set forth in this Agreement, Employee, on behalf of herself and her heirs, executors and/or assigns, waives, releases and forever discharges any and all claims and rights which she may have against the Company and any of its subsidiaries or affiliated companies, and their respective successors and assigns, current and former officers, agents, board of directors members, representatives and employees, various benefits committees, and their respective successors and assigns, heirs, executors and personal and legal representatives (collectively referred to as "Lucent"), based on any act, event or omission occurring before her execution of this Agreement related to Employee's employment or termination thereof. Employee specifically waives, releases and forever discharges any and all claims arising from or relating to her employment or the termination thereof (including any claim for attorneys' fees) based on any act, event or omission occurring before she executes this Agreement including, but not limited to, any claims which could be asserted now or in the future, under: common law, including, but not limited to, breach of express or implied duties, wrongful termination, defamation, or violation of public policy; any policies, practices, or procedures of the Company; any federal or state statutes or regulations including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. sec. 2000e et seq., the Civil Rights Act of 1866 and 1871, the Age Discrimination in Employment Act, 29 U.S.C. sec. 621 et




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                                                                               6


seq., the Americans With Disabilities Act, 42 U.S.C. sec. 12101 et seq., the Employee Retirement Income Security Act, 29 U.S.C. sec. 1001 et seq., the New Jersey Law Against Discrimination and any state laws prohibiting discrimination; any contract of employment, expressed or implied; any provision of the United States or New Jersey Constitutions; and any provision of any other law, common or statutory, of the United States, the State of New Jersey or any other state. The foregoing release shall not cover rights of indemnification under the Company's Certificate of Incorporation or otherwise, rights to directors and officers liability insurance, rights to accrued pension and savings plan benefits, and rights under this Agreement.

         12. Employee agrees to forever refrain from instituting, maintaining or prosecuting any claim, suit, action, proceeding or demand in any forum against Lucent based upon any claims, controversies, actions, causes of action, obligations or liabilities of any nature whatsoever, whether or not now or hereafter known or suspected, or claims which Employee ever had, now has or hereafter can have on account of any of the claims released and discharged under this Agreement. The foregoing shall not be violated by Employee being part of a class action, provided Employee opts out when given the opportunity to do so.

         13. This Agreement shall not be construed as an admission by the Company of any liability to Employee, and this Agreement shall not be offered, used or considered as evidence in any proceeding except to the extent necessary to enforce the terms of this Agreement. The Company specifically denies any wrongdoing whatsoever with respect to Employee's employment or the termination thereof.

         14. Employee and the Company are bound by this Agreement. Anyone who succeeds to their rights and responsibilities, such as, in the case of Employee, her heirs or the executor of her estate, is also bound. This Agreement is made for the benefit of the Company and all who succeed to its rights and responsibilities, such as any successors or assigns.

         15. Except to the extent expressly provided herein, nothing in this Agreement shall be deemed to alter, amend, modify or otherwise affect any employee benefit, compensation or other plan, program or policy maintained by the Company or any provision thereof.




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                                                                               7


         16. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be unenforceable in any respect under the law of any state or of the United States of America, such unenforceabilty shall not affect the validity or enforceability of any other provisions of this Agreement.

         17. The construction, interpretation and performance of this Agreement shall be governed by the laws of the State of New Jersey without regard to conflict of laws principles.

         18. Employee understands that, pursuant to the Older Workers Benefit Protection Act of 1990, she has the right to consult with an attorney before signing this Agreement, she has 21 calendar days to consider the Agreement before signing it and she may revoke this Agreement within seven calendar days after signing it. Notice of revocation should be sent to Senior Vice President - Human Resources. Employee further understands that this Agreement will not become effective or enforceable until the seven day revocation period has expired ("the Applicable Time") and that the payments provided in this Agreement will not be paid until such period has expired.

         19. This Agreement, consisting of 21 numbered paragraphs, constitute the entire agreement between the Company and Employee with respect to the subject matter hereof and shall not be amended, modified, or amplified without specific written provision to that effect, signed by both parties. No oral statement of any person shall, in any manner or degree, modify or otherwise affect the terms and provisions of this Agreement. This Agreement, when it becomes effective as provided in Paragraph 18, shall supersede in all respects the employment letter dated April 21, 2000 between the Company and Employee which shall terminate and be void and of no effect from and after such effectiveness. In the event Employee is successful in pursuing any claim or dispute arising out of this Agreement, the Company will pay all Employee's reasonable attorneys' fees and costs.

         20. While this Agreement is being entered into by the Company and Employee without regard to and totally unrelated to any future change in ownership or effective control of the Company or any future change in ownership of




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                                                                               8



a substantial portion of the assets of the Company (in each case within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended ("the Code") and the regulations thereunder) (a "Change in Control") Employee has requested that she be protected against any claim that might hereafter be made by the Internal Revenue Service that an Excise Tax (as defined below) is owing because of a future Change in Control and the Company has agreed to do so solely to accommodate her request. The inclusion of this Section 20 shall in no way indicate or be used by any third person to claim that this Agreement was entered into in contemplation of a Change in Control.

         If, following a Change in Control, it is determined that any payments or benefits made or provided to Employee under this Agreement ("the Payments") are subject to the excise tax imposed by Section 4999 of the Code ("the Excise Tax"), the Company shall pay the Employee an additional amount (the "Gross-Up Payment") which, after the imposition of all income, employment, excise and other taxes thereon, is equal to the Excise Tax on the Payments. The determination of whether a Gross-Up Payment is required and, if so, the amount to be paid to Employee and the time of payment pursuant to this Paragraph 20 shall be made by an independent auditor ("the Auditor") selected by the Company and Employee and paid by the Company. The Auditor shall be a nationally recognized United States public accounting firm which has not, during the two years preceding the date of its selection, acted in any way on behalf of the Company or any affiliate thereof. If Employee and the Company cannot agree on the firm to serve as the Auditor, then Employee and the Company shall each designate one accounting firm and those two firms shall jointly select the accounting firm to serve as the Auditor. All fees and expenses of the Auditor shall be borne solely by the Company. Any Gross-Up Payment shall be paid by the Company to Employee within five calendar days of the receipt of the Auditor's determination. Any determination by the Auditor shall be binding upon the Company and Employee.

         Since there may be uncertainty in the application of Sections 280G and 4999 of the Code at the time of the initial determination by the Auditor hereunder, it is possible that the Gross-Up Payment made will have been an amount more than the Company should have paid pursuant to this Paragraph 20 (the "Overpayment") or that the Gross-Up Payment made, if any, will have been an amount less than the





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                                                                               9



Company should have paid pursuant to this Paragraph 20 (the "Underpayment"). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to the Employee which the Employee shall repay to the Company together with interest at the applicable Federal rate provided for in Section 1274(b)(2) of the Code. In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee together with interest at the applicable Federal rate provided for in
Section 1274(b)(2)(B) of the Code.

         Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would result in an Underpayment and would require the payment by the Company of a Gross-Up Payment or an additional Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Employee shall not pay such claim prior to the expiration of the 30 calendar day period following the date on which Employee gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Employee in writing prior to the expiration of such period that it desires to contest such claim, Employee shall:

            (a) give the Company any information reasonably requested by the Company relating to such claim,

            (b) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

            (c) cooperate with the Company in good faith in order effectively to contest such claim, and




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                                                                              10


            (d) permit the Company to participate in any proceeding relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Employee harmless, on an after-tax basis, for any Excise Tax or income or employment tax (including interest and penalties with respect thereto) imposed as a result of such proceeding and payment of costs and expenses. Without limitation of the foregoing provisions of this Paragraph 20, the Company shall control all proceedings taken in connection with such contest, provided that the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

         21. By signing this Agreement, Employee states that:

            (a) She has read it and understands it and has had at least 21 days to consider it and a period of seven days after executing it to revoke same;

            (b) She understands it and knows that she is giving up important rights, including rights provided by the Older Workers Benefit Protection Act of 1990, for consideration to which she was not already otherwise entitled;

            (c) She agrees with everything in it;

            (d) She has consulted with an attorney; and

            (e) She has signed it knowingly and voluntarily.





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                                                                             11

         IN WITNESS WHEREOF, the parties have executed this Agreement on May 18, 2001, effective as of May 4, 2001.


                                         Lucent Technologies Inc.

                                           by

                                             -----------------------------------
                                             Name:  Pamela O. Kimmet
                                             Title: Vice President-
                                                    Compensation, Benefits
                                                    and Health Services



                                         Employee

                                         ---------------------------------------
                                         Deborah C. Hopkins


THIS IS A LEGAL AGREEMENT,
RELEASE AND COVENANT NOT TO SUE
READ CAREFULLY BEFORE SIGNING